VIA EDGAR AND EMAIL

August 26, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director

Re:	China Energy Technology Corp., LTD.

Amendment No. 3 to Form 8-K

Filed August 6, 2015

File No. 000-55001

Dear Mr. Spirgel:

On behalf of our client, China Energy Technology Corp., Ltd. (the “Company”), we are submitting this letter in response to your comment in the letter from you to Mr. Quan Ji Chief Executive Officer of the Company, dated August 14, 2015 (the “Letter”).

For your convenience, we have listed below in bold your comment from the Letter, together with a response by us on behalf of the Company. Please note that the response is based on information provided to us by the Company.

Statements of Cash Flows, page F-6

1.	We note your response to comment 3. Please tell us the basis of your believe that the increasing/decreasing of restricted cash should be classified as part of the financing activities. In your response, please tell us in detail the reasons and the purpose for issuing the notes payable.

RESPONSE: In response to this comment, the Company has informed us of the following: The Company purchases materials and equipment from its suppliers on credit through the use of bank acceptances.  As indicated in Note 15 to the Company’s audited financial statements for the fiscal year ended December 31, 2014, as of December 31, 2014, there were $2,578,732 in bank acceptances outstanding.  As of December 31, 2014, this $2,578,732 amount was owed by the Company to the banks listed in Note 15 for the bank acceptances that these banks provided for purchases from the suppliers listed in Note 15.  The Company records this amount owed to the banks as notes payable.  In order for the banks to provide the bank acceptances, the Company is required to maintain restricted cash deposits with these banks in a range of 50% to 75% of the balance of the bank acceptances outstanding.  Because the deposit of this restricted cash, and the related increases and decreases in this restricted cash, relates to and is a requirement of the bank acceptance financing instrument, the Company classifies this use of restricted cash as part of its financing activities.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites, Esq.

cc:	Emily Drazan, Staff Attorney

Celeste M. Murphy, Legal Branch Chief

Securities and Exchange Commission

Quan Ji, Chief Executive Officer

China Energy Technology Corp., Ltd.